Exhibit 21.1

SUBSIDIARIES OF ROCKET FUEL INC.

Rocket Fuel Ltd (United Kingdom)	(United Kingdom)
Rocket Fuel GmbH (Germany)	(Germany)
Rocket Science Media Inc. (Canada)	(Canada)
Rocket Fuel Publicidade Ltda (Brazil)	(Brazil)
X Plus Two Solutions, LLC (United States)	(United States)
X Plus One Solutions, Inc. (United States)	(United States)
Wireless Developers, Inc. (United States)	(United States)
Wireless Artist LLC (United States)	(United States)